Filed by Silver Crest Acquisition Corp

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: TH International Ltd

Commission File No. 333-259743

Bloomberg	News Story

10/27/2021        04:30:00 [BN] Bloomberg News

Tim Hortons China Hits 300 Stores Undeterred by Listing Delay

•	Silver Crest merger will likely close in the first quarter

•	Tims executives predict 800% store growth in China by 2026

By Jinshan Hong

(Bloomberg) -- The iconic Canadian coffee and donut chain Tim Hortons is on a tear in China, more than doubling its store count this year in a blistering expansion that if sustained would outpace the initial trajectory of industry incumbent Starbucks Corp.

TH International Ltd., also known as Tims China, a joint venture of Restaurant Brands International Inc. and the private equity firm Cartesian Capital Group, said it has opened its 300th store in the world’s most populous country. The more than two-fold jump -- it had 137 outlets at the beginning of 2021 -- underscores the coffee chain’s big bet on China despite recurring flare-ups of Covid-19 that has curtailed consumer demand and triggered curbs on movement.

The rapid expansion is a prelude to taking the Chinese operations public through a merger of Tims China with the blank-check company Silver Crest Acquisition Corp. It is likely to close in the first quarter of 2022, said Peter Yu, chairman of Tims China.

That’s a slight delay from the original timeline announced in August, when officials said the deal that would provide capital for expansion would close by the end of 2021. Tims China still plans to grow stores by 800% by 2026.

“It sounds like an ambitious goal, but it’s really quite manageable,” Yu said in an interview on Tuesday. “The Chinese market is absolutely a compelling market. In the area of coffee, it’s also the fastest growing market in the world, and so we see plenty of room to reach that stated target.”

That plan will set Tims China -- which counts Tencent Holdings Ltd. and Sequoia Capital China as investors -- on a faster expansion ramp than Starbucks. The Seattle-based coffee chain reached 2,000 locations in China about 17 years after it introduced the lifestyle of coffee drinking in 1999. Starbucks has also sped up its openings amid fierce competition from local coffee upstarts like Luckin Coffee Inc. and now runs 5,100 stores in China.

A Tim Hortons in Shanghai.Source: AFP/Getty Images

Tim Hortons China to Go Public in $1.7 Billion SPAC Deal

Coffee consumption will grow at a 10% annual clip in China over the next five years as demand balloons among young professionals and in urban areas, according to Mordor Intelligence market research.

China may provide a boost for the brand as work-from-home programs tied to Covid-19 cut into morning sales in North America. Restaurant Brands -- which also owns Burger King and Popeyes -- set up the first Tim Hortons in Shanghai in 2019 in the wake of trade war escalations between U.S. and China.

The company’s same-store sales grew more than 20% in the first nine months of 2021, Yu said. The current high levels of growth suggest there is room for future expansion, though he expects the numbers will gradually slow to high single digits.

Localized Tims

The new stores will be concentrated in and around Beijing, Shenzhen, Shanghai, Chengdu and Chongqing. The clustering will help increase density of the operations, improve convenience for customers and enhance supply chain efficiency, Yu said.

New labels emerge constantly and consumer interests shift quickly in China. That’s why Tims launches a new product almost every 15 days to stimulate demand and stay relevant to consumers, he said.

In China, Tims isn’t just the donuts and lattes that made the company famous. Local dishes, including spicy beef wraps and salted egg yolk timbits, are also on the menu.

Related ticker:

QSR CN (Restaurant Brands International Inc)

--With assistance from Daniela Wei and Jonathan Roeder.

To contact the reporter on this story:

Jinshan Hong in Hong Kong at jhong214@bloomberg.net

To contact the editors responsible for this story:

Rachel Chang at wchang98@bloomberg.net

Michelle Fay Cortez, Bhuma Shrivastava

Overview of the Transactions Contemplated by the Merger Agreement

THIL and Silver Crest Acquisition Corporation (“Silver Crest”), a publicly traded special purpose acquisition company, have signed a definitive agreement related to a proposed business combination that would result in THIL becoming a public company. As a result of the business combination, THIL will continue as the parent/public company and will retain the name “TH International Limited”. THIL intends to apply for listing of its ordinary shares on the NASDAQ Stock Market under the proposed symbol “THCH” to be effective at the consummation of the business combination.

Important Information and Where to Find It

This communication does not contain all the information that should be considered concerning the proposed business combination. It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. In connection with the proposed business combination, THIL has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus with respect to the business combination. The definitive proxy statement/prospectus and other relevant documentation will be mailed to Silver Crest shareholders as of a record date to be established for purposes of voting on the business combination. Silver Crest shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus in connection with the solicitation of proxies for the extraordinary general meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about THIL, Silver Crest and the proposed transactions. Shareholders will also be able to obtain a copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus once they are available, without charge, at the SEC’s website at http://www.sec.gov or by directing a request to: Silver Crest Acquisition Corporation, Suite 3501, 35/F, Jardine House, 1 Connaught Place, Central, Hong Kong.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Silver Crest, THIL and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Silver Crest is set forth in Silver Crestʼs IPO prospectus dated January 13, 2021 filed with the SEC on January 15, 2021. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests will be set forth in the Registration Statement when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of THIL or Silver Crest, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain information in this communication is forward-looking and relates to THIL and its anticipated business strategy, events and courses of action. Words or phrases such as “anticipate”, “objective”, “may”, “will”, “might”, “should”, “could”, “can”, “intend”, “expect”, “believe”, “estimate”, “predict”, “potential”, “plan”, “is designed to” or similar expressions suggest future outcomes. Without limiting the generality of the foregoing, the forward-looking statements in this communication include THIL’s future market position and the growth of China’s coffee market.

Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. We cannot guarantee future results, level of activity, performance or achievements and there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking statements.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and other forward-looking information will not occur, which may cause THILʼs actual performance and financial results in future periods to differ materially from any estimates of future performance, illustrations of performance results or results expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the business combination; the outcome of any legal proceedings that may be instituted against THIL, Silver Crest or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the business combination due to the failure to obtain approval of the shareholders of Silver Crest, to have sufficient cash available to complete the business combination or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of THIL as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination; and the other risks and uncertainties set forth in Silver Crestʼs periodic reports filed with the SEC, including but not limited to in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Silver Crestʼs annual report on Form 10-K for the year ended December 31,2020 as updated by Silver Crestʼs quarterly report on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021. The forward-looking statements contained in this communication are expressly qualified by this cautionary statement. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on forward-looking statements.